UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at July 2, 2009

ANOORAQ RESOURCES CORPORATION
 800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 0-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Iemrahn Hassen
Director and Chief Financial Officer

Date: July 6, 2009

* Print the name and title of the signing officer under his signature

ANGLO PLATINUM LIMITED

  LEBOWA ACQUISITION BECOMES EFFECTIVE

July 2, 2009 Vancouver, BC ― Anglo Platinum Limited ("Anglo Platinum") (JSE: AMS) and Anooraq Resources Corporation ("Anooraq") (TSXV: ARQ; NYSE Amex: ANO; JSE: ARQ) announces that all of the conditions precedent to the acquisition by Anooraq of an effective 51% interest in the Lebowa Platinum Mine from Anglo Platinum have been fulfilled.

The transaction has accordingly been implemented in accordance with the terms and conditions of the agreements entered into between, among others, Anooraq and Anglo Platinum and became effective from July 1, 2009. Philip Kotze, the President and Chief Executive Officer of Anooraq, commented "We are delighted that this transaction has been concluded. We view it as the first step in the realisation of our primary strategic objective to become a platinum group metals (PGM) producing company. As Anooraq now controls the third largest PGM resource base in South Africa, with a combination of high quality exploration, development and production mineral properties, the company has a very solid base from which to grow its production. I would like to thank all of the parties who have worked so hard to ensure that this transaction was completed successfully."

Neville Nicolau, Chief Executive Officer of Anglo Platinum, commented: "We are pleased to report the successful conclusion of the transaction with Anooraq. The transaction facilitates Anooraq's strategy of becoming a major HDSA managed and controlled PGM producer and illustrates Anglo Platinum's commitment to broad-based black economic empowerment as a strategic transformation initiative."

Overview of the transaction assets (further details provided in Anooraq news releases dated May 14, 2009)
The Lebowa Platinum Mine, located on the North-Eastern Limb of the Bushveld Complex in South Africa, had annual refined production of 147,600 4E (Pt, Pd, Rh and Au) oz (refined platinum 72,600 oz) in 2008 from its current 91,500 tonnes per month operation exploiting the Merensky and UG2 reefs. At December 31, 2008, Lebowa had proven and probable reserves in Merensky and UG2 Reefs of 68.38 million tonnes, containing 10.86 million 4E oz at an average 4E grade of 4.94 g/t, as well as measured and indicated resources of 233.7 million tonnes containing some 47.77 million 4E oz at an average 4E grade of 6.36 g/t plus significant inferred resources.

Anooraq also acquired an additional 1% of the Ga-Phasha, Boikgantsho and Kwanda Projects. Lebowa, Ga-Phasha, Boikgantsho and Kwanda are now 51% owned by Anooraq and 49% by Anglo Platinum.

The Ga-Phasha Project is also situated on the North-Eastern Limb of the Bushveld Complex, contiguous to Lebowa, and is at a pre-feasibility stage of development. Ga-Phasha has significant PGM mineral resources outlined in the Merensky and UG2 reefs that are open to further expansion, including 138.8 million tonnes of total measured and indicated resources containing 25.6 million 4E oz at an average 4E grade of 5.74 g/t plus significant inferred resources. The Boikgantsho Project, situated on the Northern Limb of the Bushveld Complex, is at the exploration stage. Boikgantsho has indicated resources in the Platreef horizon of 176.6 million tonnes, containing some 7.7 million 3E (Pt, Pd and Au) oz at an average 3E grade of 1.35 g/t plus significant inferred resources. The Kwanda Project is also situated on the Northern Limb of the Bushveld Complex. It is at a very early stage of development and does not yet have mineral reserves or resources.

Share Settled Financing
In connection with the share settled portion of the vendor financing provided by Anglo Platinum in respect of the transaction, Pelawan Investments (Proprietary) Limited ("Pelawan"), [1] through its wholly-owned subsidiary Central Plaza Investments 78 (Proprietary) Limited ("Pelawan SPV"), and Rustenburg Platinum Mines Limited ("RPM"), [2] a wholly-owned subsidiary of Anglo Platinum, have subscribed for a convertible instrument that ultimately, upon such conversion, provides Pelawan SPV and RPM with the ability to acquire, subject to certain conditions, 111,600,000 common shares of Anooraq (the "Pelawan Shares") and 115,800,000 common shares of Anooraq (the "RPM Shares"), respectively.

The Pelawan Shares, when issued, will represent approximately 25.1% of the outstanding capital of Anooraq (including the RPM Shares on a fully diluted basis). Following the subscription for the convertible instrument which provides Pelawan SPV with the ability to acquire the Pelawan Shares, Pelawan is deemed to beneficially own 229,188,040 common shares of Anooraq which represents approximately 51.5% of the capital of Anooraq (including the RPM Shares on a fully diluted basis).

The RPM Shares, when issued, will represent approximately 26.0% of the outstanding capital of Anooraq (including the Pelawan Shares on a fully diluted basis). Following the subscription for the convertible instrument which provides RPM with the ability to acquire the RPM Shares, RPM is deemed to beneficially own 115,800,000 common shares of Anooraq which represents approximately 26.0% of the capital of Anooraq (including the Pelawan Shares on a fully diluted basis).

An Early Warning Report in respect of the acquisition of the right to acquire each of the Pelawan Shares and the RPM shares will be filed with the relevant Securities Commissions in Canada. Copies of such reports may be obtained from SEDAR (www.sedar.com) or by contacting by calling investor services in South Africa at +27 11 883 0831 or in North America at 1 800 667 2114.

Closing of Private Placement
In connection with the transaction, Anooraq announces the closing of the private placement previously announced on May 14, 2009 whereby the Bokoni Platinum Mine ESOP Trust and the Anooraq Community Trust subscribed for an aggregate of 14,296,567 common shares of Anooraq (the "Private Placement Shares"). The Private Placement Shares are subject to statutory holds periods which will expire on November 1, 2009.

ISSUED BY: ANGLO PLATINUM AND ANOORAQ
For further information please contact

Anglo Platinum Limited	Anooraq Resources Corporation
Anna Poulter, Investor Relations, South Africa +27 11 373 6683	Philip Kotze or Joel Kesler, South Africa +27 11 883 0831 Investor Services, North America 1 800 667 2114

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.
The NYSE Amex Exchange has neither approved nor disapproved the contents of this press release.

Cautionary and Forward Looking Information

This release includes certain statements that may be deemed "forward looking statements". All statements in this release, other than statements of historical facts, that address potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq expects are forward looking statements. Anooraq believes that such forward looking statements are based on reasonable assumptions, including assumptions that: the Transaction will complete; Lebowa will continue to achieve production levels similar to previous years; Anooraq will be able to complete its financing strategy on relatively favourable terms; and the Ga-Phasha and Platreef Project exploration results will continue to be positive. Forward looking statements however, are not guarantees of future performance and actual results or developments may differ materially from those in forward looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward looking statements. For further information on Anooraq, investors should review the Company`s annual information form filed on www.sedar.com or its form 20-F with the United States Securities and Exchange Commission and its other home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources

This news release uses the terms "measured resources", "indicated resources" and ""inferred resources". Anglo Platinum and Anooraq advise investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a greater amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Assessment as defined under National Instrument 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

[1] Pelawan has an office at First Floor, Northeast Wing, 43 Wierda Road West, Wierda Valley, Sandton, South Africa.
[2] RPM has an office at No. 55 Marshall Street, Marshalltown, Johannesburg, South Africa.